UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Rua Amador Bueno, 474
São Paulo, SP 04752-005
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

BANCO SANTANDER (BRASIL) S.A.
Publicly-held Company with Authorized Capital
Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001 -42
Company Registry Number (“NIRE”) # 35.300.332.067

EXTRAORDINARY SHAREHOLDERS MEETING
CALL NOTICE

The shareholders of Banco Santander (Brasil) S.A. (the “Company”) are hereby invited, pursuant to article 124 of Law 6,404/76, for the Extraordinary Shareholders Meeting (“ESM”) to be held on February 3, 2010, at 10:00 a.m., at Company’s main place of business, at Rua Amador Bueno, 474, in São Paulo/SP, to resolve on the following Agenda:

(a) ELECTION of three (3) new members of the Company’s Board of Directors, being one (1) of them considered Independent Director, according to paragraph 3, article 14, of the Company´s ByLaws, and CONFIRMATION of the composition of such board; and

(b) APPROVAL of (i) a Purchase Option Plan of Company’s Units, which purpose is to grant purchase options of Units, each representing fifty-five (55) common shares and fifty (50) preferred shares issued by the Company to certain managers and managerial employees of the Company and companies controlled thereby; and (ii) Long-Term Incentive Plan – Investment in Company’s Units, which purpose is the payment of resources, in cash, by the Company to certain collaborators, including managers, managerial employees and other employees of the Company and companies controlled thereby, as per the proposals approved by the Board of Directors on December 23, 2009.

General Instructions:

1. Pursuant to Brazilian Securities & Exchange Commission (“CVM”) Instruction # 165/91, as amended by CVM Instruction # 282/98, the minimum percentage of voting shares necessary to request the multiple voting process in order to elect members of the Board of Directors is five per cent (5%);

2. Company´s shareholders shall deposit at the Company´s main place of business (address indicated below), at least seventy two (72) hours before ESM the following documents: (i) a slip issued by the escrow financial institution of the shares held by the relevant shareholder or on custody, as per article 126 of Law 6.404/76; and (ii) power of attorney duly executed as required by law, in the event of the shareholder is represented by an attorney. Shareholders or their legal representatives shall attend the ESM carrying their properly identification documents; and

3. The documents relating to the matters to be examined and discussed in the ESM are available for the shareholders (i) at the Company´s main place of business, at Rua Amador Bueno, 474, Convention Center – TC0001F room – São Paulo/SP, where they can be consulted in business days, from 10:00 a.m. to 4:00 p.m., and also on their websites (www.santander.com.br/ri and www.santander.com.br/acionistas); (ii) at Brazilian Securities & Exchange Commission, at Rua Sete de Setembro, 111, 5o floor Consultation Center, Rio de Janeiro/RJ or at Rua Cincinato Braga, 34 0, 2o to 4o floors, Ed. Delta Plaza, São Paulo/SP and on its website (www.cvm.gov.br) and (iii) at BM&F Bovespa S.A. – Securities, Commodities and Futures Exchange, at Rua XV de Novembro, 275 – São Paulo/SP and on its website (www.bovespa.com.br).

São Paulo, December 29, 2009.

     Marcial Angel Portela Alvarez
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 29, 2009

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antonio Martins de Araújo Filho
Marco Antonio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President